EXHIBIT 2.2

                                    AGREEMENT


   THIS AGREEMENT, made as of this 18th day of March, 2009, by and between BlackRock Financial Management, Inc. ("BlackRock"), a Delaware corporation, and Van Kampen Funds Inc. ("Van Kampen"), a Delaware corporation.

                                  WITNESSETH:

   WHEREAS, BlackRock is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act");

   WHEREAS, Van Kampen sponsors, underwrites and distributes a wide array of unit investment trusts ("UITs");

   WHEREAS, Van Kampen desires to establish one or more UITs that will each initially invest solely in securities selected from a list provided by BlackRock in accordance with the securities selection criteria set forth in Exhibit A attached hereto (the "Trusts");

   WHEREAS, Van Kampen further desires to engage the services of BlackRock in advising and consulting with Van Kampen with respect to securities selection in accordance with the description of the securities selection criteria set forth in Exhibit A attached hereto, and the investment concerns and strategies of BlackRock, such analysis to be provided to Van Kampen in the form of a methodology report in a format to be agreed upon by the parties (the "Methodology Report");

   WHEREAS, Van Kampen, on behalf of the Trusts, desires to license the BlackRock Property (as hereinafter defined) for use in connection with the Trusts;

   WHEREAS, BlackRock is willing to provide the aforesaid services to Van Kampen under the terms and conditions hereinafter set forth; and BlackRock, on behalf of BlackRock, Inc. and its affiliates, is willing to license the BlackRock Property to Van Kampen and the Trusts under the terms and conditions hereinafter set forth;

   NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

   1. Grant of License. (a) Subject to the terms and conditions of this Agreement, BlackRock hereby grants to Van Kampen and the Trusts, a limited, non-exclusive, non-transferable license with no right to sub-license (subject to termination in accordance with Section 8), to use and refer within the United States to the service marks "BlackRock Financial Management, Inc." and "BlackRock" and the form of BlackRock logo set forth in Exhibit B (referred herein as the "BlackRock Property") solely in connection with the offering of interests in the Trusts, in such manner as may be deemed to be appropriate by Van Kampen, subject to the prior approval of BlackRock as set forth in 1(e), below, which approval shall not be unreasonably withheld. Any additional uses of the BlackRock Property must be agreed by BlackRock and Van Kampen in writing and shall, unless expressly agreed otherwise, be subject to the terms of this Agreement.

   (b) BlackRock covenants and agrees that no person or entity other than Van Kampen shall need to obtain any other license with respect to the BlackRock Property in connection with the initial sale of the Trusts or subsequent resales of the Trusts in the secondary market.

   (c) BlackRock represents and warrants that they own all proprietary rights in and to the BlackRock Property for use in connection with the creation and distribution of unit investment trusts and in connection with the provision of the services contemplated by this Agreement and have the right to license the same to Van Kampen and the Trusts pursuant to this Agreement.

   (d) Van Kampen acknowledges that the BlackRock Property is famous and distinctive, and that the BlackRock Property has substantial goodwill, are valuable assets of BlackRock and are diligently protected by BlackRock as such. Van Kampen acknowledges that its agreement to observe strictly the provisions of this Section 1 goes to the essence of this Agreement and is a material inducement for BlackRock to enter this Agreement.

   (e) Van Kampen shall not place, distribute, display or perform any advertisements, commercials, promotional pieces, corporate sponsorships, press releases, Internet website pages or other marketing materials in any format or medium, that include, use, involve, relate to, or refer to the BlackRock Property (each, an "Advertisement") before Van Kampen has first obtained approval from BlackRock to do so as specified in this Agreement. Van Kampen agrees to provide BlackRock with a reasonable amount of time to review a draft Advertisement and BlackRock agrees that it shall promptly provide to Van Kampen any comments on the draft Advertisement. Once an Advertisement is approved by BlackRock, Van Kampen may use that form of Advertisement, or a substantially similar Advertisement that does not change, in any material respect, the use of the referenced BlackRock Property, provided that if, after initially granting such approval, BlackRock reasonably believes that circumstances surrounding such use have materially changed such that the Advertisement violates the provisions of this Agreement, BlackRock may notify Van Kampen of such belief and Van Kampen shall cease use of such Advertisement as soon as reasonably practicable.

   (f) Without BlackRock's express prior written consent which will be granted or withheld in BlackRock's sole discretion, Van Kampen shall not represent in any Advertisements or other public statements (including any websites) that BlackRock has endorsed Van Kampen, its businesses or its products or services.

   (g) Van Kampen shall not use the BlackRock Property in any unlawful or deceptive manner or in any way that is reasonably likely to directly or indirectly tarnish, dilute, lessen the value of, or invalidate the BlackRock Property (including, but not limited to, by using any marks, logos or other devices that are similar to or that incorporate the BlackRock Property). As concerns a use of the BlackRock Property, Van Kampen shall be deemed not to have breached this Section in relation to any part of an Advertisement where that part has actually been reviewed by BlackRock and approved unless, after initially granting such approval, circumstances surrounding such use have materially changed such that BlackRock reasonably believes that such Advertisement violates this Section.

   (h) Van Kampen shall not use the BlackRock Property in any manner that materially adversely affects (i) the financial condition, properties, prospects, business or results of operations of BlackRock or its affiliates, (ii) the reputation, brand, goodwill or image of BlackRock or its affiliates, (iii) the regulatory relationships of BlackRock or its affiliates or (iv) with respect to BlackRock, its affiliates, or Van Kampen, the material licenses, qualifications issued by or from, or authorities to carry on business granted by, governmental or quasi-governmental entities, regulatory or self-regulatory organizations.

   (i) Each Advertisement in written or documentary form and other written use of the BlackRock Property that distinguishes Van Kampen's products and services in the marketplace shall include in a reasonably prominent manner an attribution clause as a footnote or other annotation to the effect that the BlackRock Property includes trade or service marks of BlackRock and is used under license. BlackRock acknowledges that an attribution clause placed on the front or back cover, or first or last page, of a multiple-page Advertisement (e.g., a pitch book, a "PowerPoint" presentation or a pamphlet) is reasonably prominent (provided that the attribution clause is otherwise reasonably prominent with respect to its size, font and color).

   (j) Van Kampen agrees that BlackRock owns all right, title and interest in and to the BlackRock Property, and that all goodwill arising from the use of the BlackRock Property will inure exclusively to the benefit of BlackRock. Except as otherwise specifically provided herein, BlackRock reserves all rights to the BlackRock Property, and this Agreement shall not be construed to transfer to Van Kampen any ownership right to, or equity interest in, any of the BlackRock Property. Such license shall terminate upon termination of this Agreement.

   2. Consultation on Securities - Identification of Securities for Inclusion on the Target Portfolio List. (a) Within ten (10) days of Van Kampen's written request, BlackRock shall provide to Van Kampen a list of securities, selected in accordance with the securities selection criteria set forth in Exhibit A, in connection with each Trust (the "Target Portfolio List"). The "Target Portfolio List" with respect to a Trust will contain relevant details needed to identify the portfolio, including but not limited to, each issuer's name, CUSIP, coupon, maturity as well as target allocation and the portfolio's target average maturity. Van Kampen will select a portfolio of securities from the Target Portfolio List provided by BlackRock. Van Kampen will make best efforts to fully replicate the portfolio based upon the Target Portfolio List as provided by BlackRock with respect to a Trust, but in certain circumstances will not be able to purchase certain securities in the recommended target allocation. Prior to the deposit of the securities in a Trust's portfolio, Van Kampen agrees to consult with BlackRock regarding any security Van Kampen recommends for inclusion in such Trust's portfolio which was not included on the Target Portfolio List provided by BlackRock for such Trust. In its discretion, BlackRock may object to the inclusion of the security selected by Van Kampen for inclusion in a Trust's portfolio. Once the final list of securities has been agreed upon by Van Kampen and BlackRock, the securities selected by Van Kampen from the Target Portfolio List and any other securities will be deposited in the related Trust's portfolio (the "Portfolio Securities"). It is understood that Van Kampen shall use the Target Portfolio List for a Trust solely in connection with the creation, administration, marketing, promotion and distribution of the Trust, including in connection with determining the Portfolio Securities for such Trust, and for no other purpose or Trust. Van Kampen acknowledges and agrees that BlackRock provides investment advice and recommendations to, and executes portfolio transactions on behalf of, other clients and its own account, in securities included on the Target Portfolio Lists, and the inclusion of a security on the Target Portfolio List for a Trust or such security's inclusion as a Portfolio Security of the Trust shall in no way impair or restrict BlackRock's ability to trade, hold or dispose of such security on behalf of its itself or its affiliates or clients.

   (b) In addition, BlackRock hereby agrees to consult periodically with and advise Van Kampen regarding the securities or methodologies used to identify the Target Portfolio Lists at a time and place mutually agreed upon by the parties. These consultations may include providing Van Kampen a written credit analysis on certain issuers selected by BlackRock or by making portfolio management personnel available to Van Kampen. With the prior consent of BlackRock, which consent will not be unreasonably withheld, Van Kampen may permit others associated with the operation, management or marketing of the Trusts to participate in these consultations.

   (c) BlackRock will provide Van Kampen with information reasonably requested by Van Kampen about the Portfolio Securities for use by Van Kampen in preparing updated prospectus disclosure and marketing materials for the Trusts.

   3. BlackRock's Services Unique. BlackRock and Van Kampen agree that the services to be performed by BlackRock as set forth herein are unique and may not be performed by anyone other than BlackRock.

   4. Fees. For the services provided hereunder and the license granted pursuant to Section 1, Van Kampen, on behalf of each of the Trusts, agrees that each Trust shall pay BlackRock: (a) a fee equal to 15 basis points (0.15%) of the net asset value of such Trust as of the end of the initial offering period of such Trust (the "Initial Fee") and (b) an annual fee equal to 3 basis points (0.03%) of the average daily Evaluation Price of all assets comprising such Trust (the "Annual License Fee"). Such Initial Fee shall be paid by the trustee of each Trust to BlackRock within thirty (30) days following the end of the initial offering period of such Trust. The trustee of each Trust shall accrue such Annual License Fee daily and pay such Annual License Fee to BlackRock in installments within fifteen (15) days following the end of each calendar quarter during the term of such Trust. "Evaluation Price" as used in this Section 4 shall mean the "current net asset value" as defined in the Investment Company Act of 1940, as amended, and the rules thereunder.

   5. Term. Subject to Section 8, the term of this Agreement shall commence and continue as described in this Section. The term of this Agreement shall commence as of the date set forth above (the "Effective Date") and shall remain in full force and effect until the fifth anniversary of the Effective Date, unless this Agreement is terminated earlier as provided herein (such term being referred to as the "Initial Term"). At the end of the Initial Term, this Agreement shall automatically renew for successive one-year periods unless a party terminates the Agreement by providing the other party a written notice to that effect ninety (90) days prior to the end of the then-current term.

   6. Assignment. Neither of the parties hereto may assign (including within the meaning of the Advisers Act) its respective rights and obligations under this Agreement without the prior written consent of the other.

   7. Relationship of the Parties. The parties understand and agree that this Agreement shall not be deemed to create any partnership or joint venture between Van Kampen and BlackRock, and that any services performed hereunder by BlackRock shall be as an independent contractor and not as an employee or agent of Van Kampen or any Trust. BlackRock shall have no authority whatsoever to bind Van Kampen or any Trust on any agreement or obligation and BlackRock agrees that BlackRock shall not hold itself out as an employee or agent of Van Kampen or any Trust.

   8. Termination. (a) BlackRock may terminate this Agreement immediately upon a material breach of any representation, warranty or covenant of Van Kampen that is not remedied within ten (10) business days after written notice.

   (b) Van Kampen may terminate this Agreement immediately upon a material breach of any representation, warranty or covenant of BlackRock that is not remedied within ten (10) business days after written notice thereof.

   (c) BlackRock and Van Kampen may terminate this Agreement at any time upon the execution by all parties of a written agreement to that effect.

   (d) Any termination under Section 8(a) or (b) shall not limit any other remedies for breach the non-breaching party may have at law or in equity. Notwithstanding any provision of this Agreement to the contrary, termination of this Agreement shall not constitute termination of any Trust.

   9. Confidentiality. (a) The parties agree that certain material and information which has or may come into the possession or knowledge of each in connection with this Agreement or the performance hereof (e.g., proprietary business information (including, without limitation, the names and addresses or other personal information of customers, distributors, information providers and suppliers)), consists of confidential and proprietary data whose disclosure to or use by third parties would be damaging. In addition, the parties may reasonably designate, by notice in writing delivered to the other parties, other information as being confidential or a trade secret.

   (b) All such proprietary or confidential information of each party hereto shall be kept secret by the other party to the degree it keeps secret its own confidential or proprietary information. Such information belonging to a party shall not be disclosed by the other party to its employees, officers, agents, service providers or affiliates, except on a need-to-know basis, but may be disclosed by such other party to State, Federal, or other governmental agencies, authorities or courts as required by law or regulation, or upon their order or request provided prompt notice of such order or request is given by such party to the party to which such information belongs, if such notice is legally permitted.

   (c) No information that would otherwise be proprietary or confidential for purposes of this Agreement pursuant to subsections (a) or (b) above shall be subject to the restrictions on disclosure imposed by this Section in the event and to the extent that (i) such information is in, or becomes part of, the public domain otherwise than through the fault of a party to which such information does not belong, (ii) such information was known to such party prior to the execution of this Agreement, or (iii) such information was revealed to such party by a third person, and which the receiving party reasonably believes has been obtained by such third person not in violation of any existing confidentiality or non-disclosure agreement.

   (d) Each party acknowledges and agrees that a breach of this Section 9 would cause a permanent and irreparable damage for which money damages would be an inadequate remedy. Therefore, each party shall be entitled to seek equitable relief (including injunction and specific performance) in the event of any breach of the provisions of this Section 9, in addition to all other remedies available to such party at law or in equity.

   (e) The covenants set forth in this Section 9 shall survive the termination of this Agreement.

   10. Covenants. During the period of this Agreement and for as long as any of the Trusts remains outstanding, each of the parties agree to:

   (a) comply with all codes, regulations and laws applicable to the performance of its obligations under this Agreement and obtain or have obtained all necessary permits, licenses and other authorizations necessary for such performance and maintain its business reputation and good standing;

   (b) take such other actions as the other party hereto may reasonably request to more effectively carry out its obligations under this Agreement; and

   (c) do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, including, but not by way of limitation, obtaining all consents, approvals, and authorizations, required of such party in connection with the consummation of the transactions contemplated by this Agreement. No party shall take any action that would be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

   In addition, BlackRock may not refer to Van Kampen or any affiliates in any kind of communications, whether oral, written or electronic, or otherwise, and whether in a piece published by BlackRock or in response to questions of the media or others, without Van Kampen's prior written consent, except that BlackRock may describe the services provided under this Agreement to the extent that such services are described in any registration statement or other publicly available materials produced by Van Kampen.

   11. Indemnification. (a) By Van Kampen. In the event any claim is brought by any third party against BlackRock or any of its affiliates that relates to, arises out of or is based upon the performance by Van Kampen of its obligations hereunder, or the failure of Van Kampen, or any of Van Kampen's affiliates, as the case may be, to comply with any law, rule or regulation relating to the Trusts, or use of the BlackRock Property by the Trusts, Van Kampen, or any of Van Kampen's affiliates, BlackRock or any of its affiliates shall promptly notify Van Kampen and Van Kampen shall defend such claim at Van Kampen's expense and under Van Kampen's control. Van Kampen shall indemnify and hold harmless BlackRock or any of its affiliates against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim whether or not such claim is successful. BlackRock or any of its affiliates shall have the right, at their expense, to participate in the defense of such claim through counsel of their own choosing; provided, however, that Van Kampen shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, Neither BlackRock nor any of its affiliates shall be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of BlackRock or any of its affiliates.

   (b) By BlackRock. In the event any claim is brought by any third party against Van Kampen or any of Van Kampen's affiliates that relates to, arises out of or is based upon the performance by BlackRock of its obligations hereunder, or the failure of BlackRock to comply with any law, rule or regulation, Van Kampen or Van Kampen's affiliates, as the case may be, shall promptly notify BlackRock and BlackRock shall defend such claim at its expense and under its control. BlackRock shall indemnify and hold harmless Van Kampen and Van Kampen's affiliates against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim, whether or not such claim is successful. Van Kampen or Van Kampen's affiliates, as the case may be, shall have the right, at their expense, to participate in the defense of such claim through counsel of their own choosing; provided, however, BlackRock shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, neither Van Kampen nor any of Van Kampen's affiliates shall be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of Van Kampen or Van Kampen's affiliates.

   (c) The indemnifications set forth in this Section 11 shall survive the termination of this Agreement for any cause whatsoever.

   12. Review of Registration Statement and other materials. BlackRock hereby acknowledges that it has reviewed and had an opportunity to comment upon those provisions of the Registration Statement, as amended, specifically referring to or describing BlackRock and the securities selection process. Van Kampen may also make reference to BlackRock's name in connection with marketing and promotional materials related to the Trusts and in any description of the Portfolios contained in any prospectus or other regulatory filing provided that:

     i) the relationship between the BlackRock and Van Kampen is described as consultative in nature and not as providing sub-advisory services to Van Kampen or to the Trusts, nor is BlackRock to be considered a sub-advisor or fiduciary to the Trusts;

     ii)  the scope of services provided by BlackRock is clearly disclosed;

     iii) the content and information provided by BlackRock is described in all material respects in conformity with this Agreement, as then in effect, and;

   BlackRock must review and approve in writing each use and reference of the BlackRock name provided, however, that documents previously approved by BlackRock as to which statistical information has simply been updated need not be resubmitted to BlackRock. BlackRock agrees that such approval will not be unduly delayed and agrees to approve all references to its name within 10 business days of receiving a copy of such materials and a written request for their approval.

   13. Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York without reference to or inclusion of the principles of choice of law or conflicts of law of that jurisdiction. It is the intent of the parties that the substantive law of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles.

   14. Waiver of Breach. The failure of a party to require the performance of any term of this Agreement or the waiver of a party of any breach hereunder shall not prevent a subsequent enforcement of such term nor be deemed a waiver of any subsequent breach.

   15. Scope of Agreement. This document constitutes the entire Agreement of the parties with respect to the subject matter hereof, supersedes all prior oral or written agreements with respect to the subject matter hereof, and can be amended only by a writing executed by all of the parties.

   16. Notices. All notices from any party to the other pursuant to this Agreement shall be in writing or by facsimile transmission and shall be sent to the following addresses, or to such addresses as the parties hereto may be notified in writing from time to time:


If to BlackRock:

BlackRock Financial Management, Inc.
40 East 52nd Street New York, NY 10022
Attn: General Counsel


If to Van Kampen:

1 Parkview Plaza
P.O. Box 5555
Oakbrook Terrace, IL 60181-5555
Attn: Steve Massoni


With copy to:

Van Kampen Funds Inc.
522 Fifth Avenue
New York, NY 10036
Attn: Office of the General Counsel

Notices shall be deemed given upon receipt via certified mail, overnight courier, or hand delivery.

   17. Severability. In the event that any provision of this Agreement or application hereof to any person or in any circumstances shall be determined to be invalid, unlawful, or unenforceable to any extent, the remainder of this Agreement, and the application of any provision to persons or circumstances other than those as to which it is determined to be unlawful, invalid or enforceable, shall not be affected thereby, and each remaining provision of this Agreement shall continue to be valid and may be enforced to the fullest extent permitted by law.

   18. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

   IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by a duly authorized representative thereof as of the date first above written.


VAN KAMPEN FUNDS INC.

By: ______________________

Name: ______________________

Title: ______________________


BLACKROCK FINANCIAL MANAGEMENT, INC.

By: ______________________

Name: ______________________

Title: ______________________



                                   EXHIBIT A

   Securities Selection Criteria. The Trust invests in a portfolio consisting of 30-40 issues of intermediate term corporate bonds. The portfolio is selected by Van Kampen from a list of corporate bonds researched and selected by the fixed income team of BlackRock. In selecting bonds for the Trust, the following factors are considered, among others:

     * the bonds must have a Standard & Poor's rating of at least "BBB-", a Moody's Investors Service, Inc. rating of at least "Baa3" or, if not rated, credit characteristics similar to those of comparable bonds that were so rated as to be acceptable for acquisition by the Trust in the opinion of Van Kampen or BlackRock;

     * the prices and liquidity of the bonds relative to other bonds of comparable quality and maturity;

     *    the current income provided by the bonds;

     * the diversification of bonds as to purpose of issue and location of issuer; and the probability of early return of principal or high legal or event risk.